A G R E E M E N T

Entered into and executed on July 1, 2007

by and between

N.D.R.L Investments (1998) Ltd., a private limited company organized under the laws of Israel, whose registered office is situated at 2 Kaufman Street, Tel Aviv (hereinafter "NDRL") and Nichsei Adinoam Ltd., a private limited company organized under the laws of Israel, whose registered office is situated at 2 Kaufman Street, Tel Aviv (hereinafter "Nichsei Adinoam") (hereinafter, jointly and severally, the "Lautman Group"), of the first part,

GMM Capital LLC, a limited liability company, organized and existing under the laws of the State of Delaware, with registered offices at 1450 Broadway, New York City, New York (hereinafter "GMM"),

of the second part

WHEREAS	Delta Galil Industries Ltd (hereinafter "Delta Galii" or "The Company") is a company incorporated and existing under the laws of Israel; and
WHEREAS

the issued share capital of Delta Galil is NIS 20,113,711 divided into 20,113,711 Ordinary Shares of a nominal value of NIS 1 each (hereinafter "Ordinary Shares"), of which 1,206,802 shares are held by Delta Gaul as treasury stock, 166,031 are held by a trustee in connection with its stock option plans; 5,355,115 Ordinary Shares are held by GMM; 4,644,993 Ordinary Shares are held, beneficially and of record, by the Lautman Group: and the remaining shares are held by other parties; and

WHEREAS

GMM desires to acquire from the Lautman Group, and the Lautman Group wishes to sell to GMM, pursuant to this Agreement, 2,500,000 Ordinary Shares of Delta Galil (hereinafter "the Transferred Shares"), all as more fully set out in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and undertakings herein contained, and subject to the terms and conditions set forth herein, the Parties hereto agree as follows:

1.	Recitals

The recitals to this Agreement and all attachments hereto comprise an integral part hereof.

2.	Definitions

In this Agreement, each of the following terms shall bear the meaning assigned to it below:

2.1	"Shareholders Agreement" shall mean that certain agreement dated August 30, 2005 between GMM, Dabah, NDRL, Nichsei Adinoam, Noam Lautman and Dov Lautman attached hereto as Exhibit A.
2.2

The "Closing Price" on any date shall be the closing price as reported by the Tel Aviv Stock Exchange, as expressed in U.S. dollars by conversion at the representative exchange rate last published by the Bank of Israel prior to such date. Should the Bank of Israel ceases to publish the exchange rate, the rate of exchange will be the average of the selling price and the buying price of checks and transfers in US Dollars by Bank Hapoalim B.M. on the day prior to such day.

2.3	"TASE" shall mean the Tel Aviv Stock Exchange.
3.	The Sale
3.1

The Lautman Group hereby agrees to sell to GMM and GMM hereby agrees to acquire from the Lautman Group 2,500,000 (two million five hundred thousand) Ordinary Shares of Delta Galil held by the Lautman Group, for the total amount of not less than US$21,250,000 (US$8.50 per share) and not more than US$ 25,000,000 (US$10.00 per share), as set out in this Section (hereinafter, "the Consideration").

3.1.1

GMM shall pay to the Lautman Group, on account of the Consideration, at the Closing, an amount of US$16,250,000 (US$6.50 per share) (the "Initial Consideration") against delivery by the Lautman Group to GMM of a Share Transfer Deed(s), duly signed by the Lautman Group, for the Transfer of 2,500,000 Ordinary Shares of Delta Galil to GMM.

3.1.2

GMM shall pay to the Lautman Group, the balance of the Consideration (the "Balance"), an amount of not less than US$5,000,000 (an additional US$2.00 per share) and not more than US$8,750,000 (an additional US$ 3.50 per share) not later than December 31, 2008, as determined in accordance with Section 3.1.3 below.

3.1.3

The Balance shall be composed of two components: The Minimum Balance and the Additional Balance. The Minimum Balance shall be an amount of US$5,000,000 (equal to US$2.00 per share). The Additional Balance (if any) shall be determined as follows: If in any 60 consecutive calendar day period between the date hereof and December 31, 2008, the Closing Price exceeds US$8.50 on all TASE trading days during such 60 calendar day period, the Additional Balance shall be calculated by multiplying 2,500,000 by the difference between (a) the lowest Closing

Price during such 60-day period and (b) US$8.50. If there shall be more than one 60-day period during which the Closing Price exceeds $8.50 as set out above from the date hereof and December 31, 2008, the Additional Balance shall be the highest amount resulting from the said formula.

Notwithstanding the aforesaid, in no event shall the Additional Balance exceed a total amount of US$3,750,000 (or $1.50 per share).

3.2

If prior to December 31, 2008, GMM sells Ordinary Shares such that GMM holds, after such sale, less than 2,500,000 Ordinary Shares, then the Minimum Balance shall be payable within seven days thereafter. For the avoidance of doubt, the Additional Balance shall be paid not later than December 31, 2008.

3.3	The Consideration shall be paid by GMM in U.S. Dollars, to a bank account(s) to be designated by the Lautman Group and shall not be subject to any set-off.
4.	Representations and Warranties of the Lautman Group
4.1	Each of the members of the Lautman Group is duly organized, validly existing, and in good standing under the laws of Israel.
4.2

Each of the members of the Lautman Group has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the members of the Lautman Group and constitutes the valid and legally binding obligation of each of the members of the Lautman Group, enforceable in accordance with its terms and conditions. Each of the members of the Lautman Group need not give any notice, make any filing, or obtain any authorization, consent, exemption, waiver or approval from any third party in order to execute and deliver this Agreement, perform its obligations hereunder and consummate the transactions contemplated hereby.

4.3	Neither the execution, delivery nor the performance by each of the members of the Lautman Group of this Agreement, nor the consummation of the transactions contemplated hereby, will:
4.3.1

violate or conflict with (i) any law or other restriction of any governmental entity to which such member of the Lautman Group is subject or (ii) any provision of its Memorandum of Association and Articles; or

4.3.2

conflict with, result in a breach of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which the such member of the Lautman Group is a party or by which it is bound.

4.4

The Lautman Group holds has a good and valid title, right and interest to its Transferred Shares of Delta Galil, free and clear of any mortgage, pledge, lien, encumbrance, charge, claim to title, option, warrant, purchase right, right of first refusal, restriction on use or transfer under any instrument or agreement, or any other encumbrance of any nature whatsoever.

4.5

Transfer of the Transferred Shares by the Lautman Group to GMM as contemplated by this Agreement will transfer good and marketable title, right and interest thereto to GMM, free and clear of any mortgage, pledge, lien, encumbrance, charge, claim to title, option, warrant, purchase right, right of first refusal, restriction on use or transfer under any instrument or agreement, or any other encumbrance of any nature whatsoever (other than any restriction, if any, which may apply in respect of the Ordinary Shares to be acquired by GMM hereby, in accordance with any applicable law, including, but not limited to, the regulations of the SEC and of the TASE.

4.6

Except with respect to the Shareholders Agreement, there are no options, warrants, calls, rights, commitments or agreements of any kind to which any member of the Lautman Group is a party or by which the such member of the Lautman Group (or the Transferred Shares owned by it) is bound which contain any obligations of such member of the Lautman Group, relating to the sale, issuance or the granting of rights to acquire, any of the Transferred Shares held by them or obligating such member of the Lautman Group to grant, extend or enter into any such option, warrant, call, right, commitment or agreement in respect of the Transferred Shares.

4.7

Except with respect to the Shareholders Agreement, no member of' the Lautman Group is a party to any voting trust, proxy, or other agreement or understanding with respect to the manner it which it may or should vote of any of the Transferred Shares owned by them.

5.	Representations and Warranties of GMM
5.1

GMM is a limited liability company duly organized, validly existing, and in good standing under the laws of Delaware. The sole shareholder of GMM is a Trust, the beneficiaries of which are the children of Ivette and Isaac Dabah and the Trustees of which are Ivette and Isaac Dabah.

5.2

GMM has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by GMM and constitutes the valid and legally binding obligation of GMM, enforceable in accordance with its terms and conditions. GMM need not give any notice, make any filing, or obtain any authorization, consent, exemption, waiver or approval from any government or governmental entity in order to execute and deliver this Agreement, perform its obligations hereunder and consummate the transactions contemplated hereby.

5.3	Neither the execution, delivery nor the performance by GMM of this Agreement, nor the consummation of the transactions contemplated hereby, will:
5.3.1

violate or conflict with (i) any law or other restriction of any governmental entity to which such member of the Lautman Group is subject or (ii) any provision of its Memorandum of Association and Articles; or

5.3.2

conflict with, result in a breach of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which the such member of the Lautman Group is a party or by which it is bound.

5.4	GMM is familiar with the assets, liabilities and businesses of Delta Galil.
6.	Disclaimer of Representations and Warranties

Except as expressly set forth in Section 4 above, neither member of the Lautman Group makes any representation or warranty, express or implied, at law or in equity, in respect of itself or Delta Galil or any of their respective assets, liabilities or operations, including, without limitation, with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed.

7.	Payments

Without derogating from any other remedy which the Lautman Group may be entitled to, any amount payable as aforesaid not paid on the due date, as herein set forth, shall bear interest at 2% above the LIBOR rate for one month deposits, from the date of which such amounts first become due, and until payment of the entire amount due to the Lautman Group on account of principal and interest.

8.	The Parties’ Covenants
8.1

Each of the Parties will use its reasonable best efforts to take all action and to do, and to assist and cooperate with the other Party in doing, all things necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement.

8.2

Each of the Parties will make the necessary filings to the TASE and to the SEC. In the event any additional filings made or notices shall be required, the relevant Party will notify the other Party thereof and each of the Parties will use its reasonable best efforts to obtain any authorizations, consents, and approvals of governmental entities in connection with the transaction contemplated hereby as promptly as practicable following the date hereof. Each Party will cooperate in all respects with the other Party in connection with the foregoing, keep the other

Party informed of any communications (including meetings and conferences) with governmental entities regarding the transaction contemplated hereby and permit the other Party to review any such communication and consult with and consider the views of each other in advance of making such communications.

9.	The Closing

The closing of the transaction contemplated by this Agreement (the "Closing") shall take place at the offices of Shiboleth, Yisraeli, Roberts, Zisman & Co and Moshe H. Neeman, Ben-Artzi & Co. at 4 Berkowitz Street, Tel Aviv at 11:00 A.M. on July 5, 2007, or such other date as the Parties may mutually determine (the "Closing Date").

10.	Deliveries at the Closing

At the Closing:

10.1	GMM will transfer the Initial Consideration, an amount of US$16,250,000, to the bank account(s) designated by the Lautman Group;
10.2	the Lautman Group will deliver to GMM a duly executed Share Transfer Deed (or Deeds) for the transfer of 2,500,000 shares of Delta Galil to GMM;
10.3	the Lautman Group will deliver to GMM a stock certificate(s) representing 2,500,000 Ordinary Shares owned by the Lautman Group, in the name of GMM;
10.4	the relevant parties shall execute an amendment to the Shareholders Agreement, as set forth in Exhibit B attached hereto;
10.5	Dov Lautman shall resign as a member of the Board of Directors of Delta Galil;
10.6

Each Party will deliver to the other Party all such other certificates, documents and instruments as reasonably requested by such other Party in connection with the consummation of the transaction contemplated hereby.

11.	Governing Law and Competent Court

The construction, validity and performance of this Agreement shall be governed by the Laws of the State of Israel, and the competent courts of Tel Aviv shall have exclusive jurisdiction in all matters relating to this Agreement.

12.	Release from undertakings

The Lautman Group is not aware of any personal guarantee made by Dov Lautman or by Noam Lautman on behalf of Delta Galil, its activities and/or on behalf of any of Delta Galil's subsidiaries or their respective activities. Should any such guarantee exist, GMM shall exercise its reasonable best efforts, if it will be in a position to do so, to cause Delta to release Dov and/or Noam from any such guarantee, upon request by any member of the Lautman Group.

13.	Miscellaneous
13.1

Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior approval of the other Party; provided, however, that any Party may make any disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will, prior to making such disclosure, use its best efforts to advise the other Party as promptly as practicable, allow the other Party reasonable time to comment on such disclosure and consider the views of the other Party in respect of such disclosure).

13.2	No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.
13.3

Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they have related in any way to the subject matter hereof.

13.4

Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign this Agreement nor any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

13.5	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.
13.6	Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
13.7

Brokers' Fees. No Party has a liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transaction contemplated by this Agreement for which the other Party could become liable or obligated.

14.	Notices

Any notices or communications required or permitted hereunder shall be deemed sufficiently given by any of the parties hereto to the other party of such notice or communication iF in writing and delivered personally or sent by registered mail or by facsimile, as follows and if given by the Lautman Group is given either by Dov Lautman or by Noam Lautman:

14 Openheimer Street

Tel Aviv

Israel

(Tel: 03-6414703)

(Fax: 03-7441150)

With a simultaneous copy to:

I. Amihud Ben-Porath, Hamou & Co. Law Offices

148 Derech Menachem Begin

Tel Aviv

Att. Shmuel Hamou, Adv.

Tel: (03) 6061616

Fax: (03) 6061606

If to GMM, as follows:

1450 Broadway

26th floor

New York City, NY 10018

Tel: (646) 572-3002

Fax: (212) 688-8268

With a simultaneous copy to:

Shiboleth, Yisraeli, Roberts, Zisman & Co. and Moshe H. Neeman,

Ben-Artzi & Co.

4 Berkowitz Street,

Tel Aviv

Att. Richard M. Roberts, Adv.

Tel. (03) 7778420

Fax: (03) 7778444

Email: R.Roberts@shibolet.com

The above addresses shall also be respectively the addresses of the parties hereto for service of legal documents of any kind.

Either party shall, from time to time, be entitled by notice in writing to the other parties hereto, to change its aforesaid address to another address; such notice shall come in to effect upon receipt thereof by the other parties.

15.	Amendments

No modification or amendment of this Agreement may be made except by an instrument in writing, signed by all the parties hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

/s/ Dov Lautman _______________________________ N.D.R.L Investments (1998) Ltd	/s/ Isaac Dabah ___________________________________ GMM Capital LLC
/s/ Dov Lautman _________________________ Nichsei Adinoam Ltd.